

Mail Stop 3233

August 23, 2018

Via E-mail
Chip Cummings
Senior Managing Partner
Red Oak Capital Fund II, LLC
625 Kenmoor Avenue SE, Suite 211
Grand Rapids, Michigan 49546

Re: **Red Oak Capital Fund II, LLC**
Amendment No. 2 to
Offering Statement on Form 1-A
Filed August 17, 2018
File No. 024-10847

Dear Mr. Cummings:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2018 letter.

Part II – Offering Circular

General

1.   We note your response to comment 2. Please revise the subscription agreement filed as exhibit 4 to ensure that it is consistent with your revised disclosure regarding the contemplated "closings" to your offering and the rights that subscribers will have after subscribing, but prior to closing. In addition, we note that an investor cannot revoke a subscription once received and accepted by the company. Please further revise your offering circular and subscription agreement to clarify what rights a subscriber will have

in the event of liquidation or dissolution of the company after subscribing, but prior to a closing.

You may contact Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Trevor D. Wind
        Kaplan Voekler Cunningham & Frank PLC